EXHIBIT 99.1

TOP Ships Inc. Announces $5.0 Million Private Placement of Senior Convertible Notes and Warrants

ATHENS, Greece, Oct. 27, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “TOP Ships,” “we” or “us”) (NYSE American: TOPS), an international owner and operator of modern, fuel-efficient “ECO” tanker vessels, today announced it has entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor (the “Holder”) to issue senior convertible notes (the “Notes”) in the aggregate principal amount of $5,555,555.56, bearing an original issue discount of 10% and warrants (the “Warrants”) to purchase common shares with an aggregate initial cash exercise price of $5,555,555.56 in a private placement. The Company expects to issue such Notes and Warrants on or about October 28, 2026 (the “First Tranche Closing”), subject to the satisfaction of customary closing conditions. The Company will receive gross proceeds of $5,000,000 at the First Tranche Closing.

The Notes are unsecured and will bear an interest rate of 8.00% per annum if paid in cash and 10.00% per annum if paid in common shares. The Notes will mature 12 months after issuance, subject to extension at the Company’s option to 18 months, provided that upon such extension the principal amount of the applicable Note will be increased by 5%. The Notes will be convertible at a conversion price equal to the lower of the closing price of the Company’s common shares immediately prior to issuance or the average closing price over the five days prior to issuance, subject to a floor price of $0.50. The Notes are also convertible at the Holder’s option at an alternate conversion price equal to the greater of 85% of the lowest daily volume-weighted average price of the Company’s common shares during the 10 trading days preceding the conversion date and the floor price of $0.50.

The Warrants will be immediately exercisable, will expire on the five-year anniversary of the issuance date and will have an initial exercise price equal to the lower of the closing price of the Company’s common shares immediately prior to issuance or the average closing price over the five days prior to issuance. At the First Tranche Closing the Company expects to issue Warrants exercisable to purchase 19,841,269 common shares at an exercise price of $0.28 per share.

In addition, subject to certain conditions set forth in the Purchase Agreement, the Company may issue and sell to the Holder in a second closing (the “Second Tranche Closing”) an additional $5,555,555.56 in aggregate principal amount of the Notes and Warrants to purchase common shares with an aggregate initial cash exercise price of $5,555,555.56. The Company would receive gross proceeds of $5,000,000 at the Second Tranche Closing.

In addition, at each of the First Tranche Closing and the Second Tranche Closing, the Company has agreed pursuant to the Purchase Agreement to issue a number of common shares (and/or pre-funded warrants in lieu thereof) (“Commitment Shares”) to the Holder equal to 5% of the face value of the principal amount of the Notes issued at each closing divided by the lower of the closing price of the Company’s common shares immediately prior to issuance or the average closing price over the five days prior to issuance. At the First Tranche Closing the Company expects to issue 992,064 Commitment Shares (and/or pre-funded warrants in lieu thereof).

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The securities described above are being offered pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder. The Notes, Warrants, pre-funded warrants, the underlying common shares and the Commitment Shares have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold absent registration or an applicable exemption. In connection with the transaction, the Company entered into a registration rights agreement, pursuant to which it has agreed to file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) to register the resale of the Commitment Shares and the common shares underlying the Notes, Warrants and pre-funded warrants issuable upon conversion of the Notes or the exercise of the Warrants and pre-funded warrants.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About the Company

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. The Company’s tanker operating fleet has a total capacity of 857,000 dwt and consists of one 50,000 dwt product/chemical tanker, one 157,000 dwt Suezmax tanker, two 300,000 dwt VLCCs and, through a joint venture, 50% interests in two 50,000 dwt product tankers. The Company has entered into newbuilding contracts for ten 50,000 dwt MR newbuilding tankers scheduled for delivery from the second quarter of 2028 through the fourth quarter of 2029. In addition, the Company has entered into a share purchase agreement to acquire four shipowning companies that have entered into newbuilding contracts for four high-specification 50,000 dwt MR newbuilding tankers scheduled for delivery from the second quarter of 2029 through the first quarter of 2030, with closing being subject to customary closing conditions and the successful conclusion of the financings by the seller. The Company also owns the megayacht M/Y Para Bellvm, which it has announced its intention to divest.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. Its common shares trade on the NYSE American under the symbol “TOPS”.

For more information about TOP Ships Inc., visit its website: www.topships.org.
For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the Notes and Warrants and closing of the offering described herein, the expected delivery of the newbuilding vessels, the consummation of the acquisition of the four shipowning companies, the intended divestment of the M/Y Para Bellvm, and the Company’s future fleet, business strategy and prospects.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.